GROWTH THROUGH INTERNATIONAL Jack Truong Exhibit 99.4

PAGE 2 INTERNATIONAL BUSINESS IN CONTEXT- FY 2017 2Unless otherwise stated for fiscal years 2011 through to 2017, Adjusted EBIT graphs and editorial comments refer to EBIT that may exclude asbestos, asset impairments, ASIC expenses, non-recurring stamp duty and/or New Zealand weathertightness claims. 3Excludes Australian Pipes business sold in the first quarter of fiscal year 2016.

PAGE 3 GROWTH ABOVE MARKET IN APAC & EUROPE • Continue to focus on gaining share in new home construction and repair & renovation segments • Expand product portfolio from cladding, linings and ceilings to facades, floors and decking • Invest in consumer insights, local R&D and manufacturing to better serve our end-use customers

PAGE EXPANDING OUR FOOTPRINT IN EUROPE AND ASIA Note: Bubble size: Total GDP (PPP) Source: Company information, CIA world factbook 4 Our business has a strong platform in: • USA • Canada • Australia • New Zealand • the Philippines • the UK Our international growth expansion will be in • Western Europe • China (region specific), • Southeast Asia 4